OFFERING MEMORANDUM

PART II OF OFFERING STATEMENT (EXHIBIT A TO FORM C)

StorEn Technologies, Inc.

25 Health Sciences Drive
Stony Brook, NY 11790

www.storen.tech

2500 shares of Common Stock

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE OFFERING

Maximum 26,750* shares of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See* ***10% Bonus* *below*

Minimum 2,500 shares of common stock ($10,000)

Company	StorEn Technologies, Inc.
Corporate Address	25 Health Sciences Drive Stony Brook, NY 11790
Description of Business	StorEn Technologies, Inc., a Delaware corporation formed in January 2017, is developing innovative vanadium flow batteries for large-scale energy storage, currently targeting residential, industrial, telecommunications and data center customers.
Type of Security Offered	The investment instrument is Common Stock.
Purchase Price of Security Offered	$4.00 per Share.
Minimum Investment Amount (per investor)	$400 per investor (100 Shares)

The 10% Bonus for StartEngine Shareholders

StoreEn Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 25 shares of Common Stock at $4.00 / share, you will receive 2 Common Stock bonus shares, meaning you'll own 27 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding

Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Multiple Closings

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

THE COMPANY AND ITS BUSINESS

The company's business

THE COMPANY AND ITS BUSINESS

StorEn Technologies, Inc., a Delaware corporation formed in January 2017, is developing innovative vanadium flow batteries for large-scale energy storage, currently targeting residential, industrial, telecommunications and data center customers.

Background – Renewable Energy Sources and Energy Storage

Concerns over the use of coal, oil, and other fuels that are in limited supply and may contribute to global warming have spurred interest in generating electrical energy from clean, renewable resources such as solar and wind power. But solar and wind are not constant and reliable sources of power, since they produce energy only when the sun is shining and the wind is blowing. But by storing the energy produced and delivering it on demand, these clean technologies can continue to provide power even when the sun has set and the air is still - leveling out jumps in output to create a continuous, reliable stream of power throughout the day.

Consumers of electricity stand to benefit from energy storage technologies, as the smart grid enables users to selectively adjust their energy consumption patterns.

StorEn Technologies' Solution

StorEn Technologies is developing innovative patent-pending, improved performance and reduced cost vanadium flow batteries for large-scale energy storage, currently targeting residential, industrial, telecommunications and data center customers.

StorEn Technologies believes there are four major benefits to its vanadium flow battery energy storage technology. First, it can be used to smooth the flow of power, which can increase or decrease in unpredictable ways. Second, storage can be integrated into electricity systems so that if a main source of power fails, it provides a backup service, improving reliability. Third, storage can increase the utilization of power-generation or transmission and distribution assets, for example, by absorbing power that exceeds current demand. Fourth, in some markets, the cost of generating power is significantly cheaper at one point in time than another, and storage can help smooth out the costs.

We also intend to market our vanadium flow batteries for grid storage. Bulk generation assets are sized to meet peak demand. For example, in New York State peak demand is about 75% higher than the base load. Peak demand only occurs several hours per year and this costs New York ratepayers as much as $1.2-1.7 billion annually. Grid storage will allow to reduce demand peaks.

Finally, remote communities are not served by the electrical grid, which affects as many as 1.2 billion people worldwide, and we intend to market our products for this application as well to be compatible with to solar systems.

Residential

At a residential level, the combination of solar and storage could be cost effective when specific market and regulatory conditions are in place to make the value of storage greater than the cost of installing it. This can happen, for example, when excess production can be stored for later consumption; in that case, consumers need to buy less power from the grid and thus could cut their costs.

Industrial

Vanadium flow batteries store their energy in tanks. The electrolyte is the fluid that transfers charges inside a battery flows from one tank through the system back to the same tank. The tanks can be fish tank size or bigger than an above ground pool. As a result, it is much easier to adapt flow batteries to industrial-scale applications without adding a lot of cost. You just make the tank bigger. Also, vanadium-based flow energy storage systems can operate forever. The active ingredient is a low-cost, rechargeable electrolyte, which never wears out due to the type of chemical reaction involved. The electronics and software to manage the system can be easily upgraded like any computer. The last major component -- the plastic tanks for holding the electrolyte last for decades.

Data Centers

Data centers primarily contain electronic equipment used for data processing (servers), data storage (storage equipment), and communications (network equipment). Data centers also usually contain specialized power conversion and backup equipment to maintain reliable, high-quality power, as well as environmental control equipment to maintain the proper temperature and humidity for the IT equipment. As the scale of data centers increases, electricity cost is becoming the fastest-growing element in their operation costs. Energy storage in data centers has mainly been used as devices to backup generators during power outages. Recently, there has been a growing interest in using energy storage devices to actively shape power consumption in data centers to reduce their skyrocketing electricity bills. StorEn Technologies' vanadium flow batteries, with their very fast discharge time of a few milliseconds, are ideal to ensure power continuity of data centers. Additionally StorEn's batteries will be marketed to data centers for two further applications: reducing peak demand charges and enabling data centers to participate in regulation markets.

Telecommunications

Telecom base stations, radio signal towers and other types of mobile towers are being built at a rapid pace around the world. These sites depend heavily on consistent power, something that can be difficult to deliver as backup power resources are often difficult to deploy in these settings. The importance of batteries to support mobile tower construction plans is especially clear in light of the rapidly growing nature of the sector. Telecommunications companies are building out new mobile infrastructure at an accelerated pace, and this trend is growing around the world. Currently, power continuity is ensured by lead acid batteries and diesel generators. Our vanadium flow batteries are an ideal solution for backup power at base stations because they are safe, incredibly reliable, durable, non-polluting and capable of withstanding a variety of environmental conditions.

Product Development, Sales and Supply Chain

The Company has completed research and development on its current generation of vanadium flow batteries and is at the prototype testing phase. The Company has yet to make any commercial sales.

StorEn Technologies is currently engaged in customer discovery and business relationship efforts with various prospects for each of its target applications. StorEn intends to partner with a number of third parties in a demonstration program to validate its technology using its first production run.

We are also evaluating possible supply chain formats for its various components, as well as various options related to make-or-buy decisions. The Company must also evaluate possible Original Equipment outsourced manufactures for all or part of our manufacturing process.

Strategic Agreement with Vanadium Mining Company

On November 20, 2017, StorEn Technologies and Australian based vanadium mine developer Multicom Resources Pty Ltd announced that they have entered into an agreement to form a global platform to establish a vertically integrated supply chain model for the low cost manufacturing, sale and distribution of StorEn Technologies' proprietary vanadium flow batteries in our target markets of residential, telecommunications and industrial and data centers applications.

The agreement with Multicom will provide us with long term exclusive low cost fixed prices for vanadium pentoxide from Multicom's mines in Queensland, Australia once operational, will give Multicom exclusive distribution rights for our vanadium flow batteries across the Asia Pacific Region and will give the two parties a respective call option to acquire an equity interest in each other.

Competition

In the vanadium flow space, there are a handful of competitors who are primarily in the demonstration phase. These include Vionx Energy Corporation and UniEnergy Technologies in the United States, Gildemeister AG in Germany, RedT Energy Plc in the United Kingdom and Sumitomo Group in Japan.

The focus of these companies is primarily on large grid-scale batteries with a custom-made chemical-plant approach that differs very much from our design philosophy. StorEn decided to focus on smaller batteries to be manufactured in volumes where economies of scale can be achieved. StorEn's flow batteries are based on innovative principles that we believe make us different from our competitors. Our flow batteries are designed to be:

- An integrated product (e.g., domestic appliances or car batteries), away from the plant-like design of competitors;
- All-in and self-contained modules;
- Turn-key with easy retrofitting;
- Virtually maintenance-free;
- Dedicated to specific financially-viable applications;
- Marketed with off-the-shelf availability;
- Manufactured with automated processes to drive down costs.

Liabilities and Litigation

Currently, the company has no pending litigation.

The team

Officers and directors

Carlo Brovero	Founder, CEO, & Director
Angelo D'Anzi	Founder, CTO, & Director
Gabriele Colombo	Secretary

Carlo Brovero
Carlo started his corporate finance career in 1991 at County Natwest in London, the merchant banking division of the National Westminster Bank. In 1996, Carlo opened the Milan office of Market Capital Corporation, a London-based corporate finance boutique, and was a Director at Accretive International. From March 2013 - May 2015, Carlo was a Board Advisor for Proxhima, and was the International sales & marketing director at iVIs Technologies until November 2016. In January of 2017, Carlo co-founded StorEn Technologies. Carlo structured several M&As and IPOs on four different European Stock Exchanges, such as the IPO of GoAdv (now Populis) on NYSE

Alternext, a market of NYSE Euronext in Paris . Carlo holds an MBA degree from Aston University in Birmingham, UK, and being passionate about soccer, an MBA in Football Industries from Liverpool University, UK.

Angelo D'Anzi
Angelo was the CEO and CTO of Arcotronics Fuel Cells, a division of Arcotronics Nissei now Kemet (NYSE: KEM), subsequently acquired by Morphic AB, a group of companies listed on the Stockholm Stock Exchange, Angelo was retained by Morphic Fuel Cells as CEO. In 2013, Angelo founded Proxhima, a vanadium flow battery company, sold to the Gala Group in 2015 (a utility listed on the Milan Stock Exchange). In 2017, Angelo co-founded StorEn Technologies. Angelo holds 14 WIPO patents in VFBs, Fuel Cells and cogeneration. He received the 2003 Sapio Award in the Energy and Transportation category with a paper titled "Technological Transfer between Research Institutions and Private Companies in the Polymer Electrolyte Fuel Cell Technology". Angelo holds a MBA degree from the LUISS Business School in Rome.

Gabriele Colombo
Gabriele holds a Honors Degree in Computer Engineering (University of Pisa) and a II Level Master Degree in Business Leadership (University of Genova). Since 2011, Gabriele has been the Head of Line of Business at Leonardo Aerospace s.p.a. In 2013, Gabriele was one of the founder, with Angelo, of Proxhima (a vanadium flow battery company).

Number of Employees: 4

Related party transactions

On February 1st, 2017, Angelo D'Anzi, our co-founder and Chief Technology Officer, made a loan to the Company in the amount of $9,975. The principal of the loan was repaid by the company on October 25th, 2017, with no interest added.

RISK FACTORS

These are the principal risks that related to the company and its business:

- **We may not be able to succeed as a business without additional financing.** To date, we have not generated revenues from our principal operations and have sustained losses since inception. Because losses will continue until such time that we can validate the prototype and industrialize the battery, and because we have no committed source of financing, we must rely on independent sources of financing, if available, to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within October 31st, 2018. Throughout 2018, we intend to fund our operations through the sale of our securities and through state grants. We have applied to several state programs for public grant funding, although there is no assurance such applications will be successful. If we cannot raise additional capital or secure sufficient grant funding, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

- **Our business strategy depends on the widespread adoption of our technology.There are several potential competitors who are better positioned than we are to take the majority of the market** The market for alternative energy storage technologies sources is emerging and rapidly evolving, and its future success is uncertain. If demand for our vanadium flow batteries fails to develop sufficiently, we may be unable to generate enough revenues to achieve and sustain profitability. This is a brand new company. We have no history, no clients and no revenues. If you are investing in us, it is because you think our vanadium flow batteries are a good idea, that we will be able to successfully complete the design of, and market, manufacture and sell our vanadium flow batteries, and that we can price them right and sell them to enough people so that we will succeed.
- **We face intense competition, and many of our competitors have substantially greater resources than we do.** We compete with different energy storage technology companies. Most of our current and potential competitors have greater market recognition and customer bases, longer operating histories and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do. In addition, many of our competitors are developing and are currently producing products based on technologies that may ultimately have costs similar to, or lower than, our projected costs. As a result, they may be able to respond more quickly to changing customer demands or to devote greater resources to the development, promotion and sales of their energy storage products than we can. If we fail to compete successfully, our business would suffer and we may lose or be unable to gain market share.
- **If we do not retain key personnel, our business will suffer.** The success of our business is heavily dependent on the leadership of our key management personnel, specifically Carlo Brovero, our co-Founder and Chief Executive Officer and Angelo D'Anzi, our other co-Founder and Chief Technology Officer. If any of these people were to leave us, it would be difficult to replace them, and our business would be harmed. We will also need to retain additional highly-skilled individuals if we are to effectively grow. Our future success depends on our continuing ability to identify, hire, develop, motivate and retain highly skilled personnel for all areas of our organization. Competition in our industry for qualified employees is intense, and we anticipate that certain of our competitors may directly target our employees and officers, all of whom are at-will employees and, except for Angelo D’Anzi, not parties to employment agreements with us. Our continued ability to compete effectively depends on our ability to attract new employees and to retain and motivate our existing employees and officers.
- **Our competitive position depends in part on maintaining intellectual property**

protection. Our ability to compete and to achieve and maintain profitability depends in part on our ability to protect our proprietary discoveries and technologies. We will rely on a combination of patent applications, trademarks and trade secret laws to protect our intellectual property rights. We will also rely upon unpatented know-how and continuing technological innovation to develop and maintain our competitive position. Any patents we may hold might be challenged by third parties as being invalid or unenforceable, or third parties may independently develop similar or competing technology that avoids our patents. We cannot be certain that the steps we take will prevent the misappropriation and use of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

- **We may face intellectual property infringement claims that could be time consuming and costly to defend and could result in our loss of significant rights and the assessment of damages.** If we receive notice of claims of infringement, misappropriation or misuse of other parties' proprietary rights, some of these claims could lead to litigation. We cannot assure you that we will prevail in these actions. We may also initiate claims to defend our intellectual property. Intellectual property litigation, regardless of outcome, is expensive and time consuming, could divert management's attention from our business and have a material negative effect on our business, operating results or financial condition. If there is a successful claim of infringement against us, we may be required to pay substantial damages (including treble damages if we were to be found to have willfully infringed a third party's patent) to the party claiming infringement, develop non-infringing technology, stop selling our products or using technology that contains the allegedly infringing intellectual property or enter into royalty or license agreements that may not be available on acceptable or commercially practical terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis could harm our business. Parties making infringement claims on future issued patents may be able to obtain an injunction that would prevent us from selling our products or using technology that contains the allegedly infringing intellectual property, which could harm our business.
- **We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.** Since our products are electricity-producing devices, it is possible that users, installers or service providers, could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we will face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. We will rely on general liability insurance to cover product liability claims and may not obtain separate product liability insurance. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance

protection is inadequate, could require us to make significant payments.

- **Developing new products and technologies entails significant risks and uncertainties.** We are currently in the research and development stage and have only manufactured a prototype for our vanadium flow battery. Delays or cost overruns in the development of our vanadium flow batteries and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.
- **We may experience significant delays or other complications in the design, manufacture and launch of our vanadium flow batteries, which could harm business, prospects, financial condition and operating results.** We may experience significant delays or other complications in bringing to market our vanadium flow batteries. Any significant delays or other complications in the development, manufacture and/or launch, including, but not limited to, complications associated with launching our production or supply chain, or regulatory approvals, could materially damage our brand, business, prospects, financial condition and operating results.
- **We face significant barriers in our attempt to produce our vanadium flow batteries, and if we cannot successfully overcome those barriers, our business will be negatively impacted.** We face significant barriers as we attempt to produce our vanadium flow batteries, including, regulatory and compliance barriers. We have only built prototypes and do not have a manufacturing facility or manufacturing processes. We will need to contract with manufacturers with excess capacity to manufacturer our products. We must successfully overcome these and other manufacturing and legal barriers to be successful.
- **Terms of subsequent financings may adversely impact your investment.** We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.
- **Risks of Borrowing.** We may have to seek loans from financial institutions or other lenders. Typical loan agreements might contain restrictive covenants which may impair our operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on our business, results of operations or financial condition.
- **Limited Transferability and Liquidity.** Each investor agrees that it will acquire our Common Stock for investment purposes only and not with a view towards distribution. Certain conditions imposed by the Securities Act must be satisfied prior to any sale, transfer, conversion or other disposition of our Common Stock.

No public market exists for our Common Stock and no market is expected to develop.

- **Management Discretion as to Use of Proceeds.** Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.
- **Control by Majority Stockholders.** Even if this offering is fully subscribed, Carlo Brovero and Angelo D'Anzi, who serve as Chief Executive Officer and Chief Technology Officer, respectively, will hold a substantial majority of our common stock. Therefore, investors will not be able to control our management.
- **Company Valuation** In this Offering, we are seeking to sell up to 26,750 shares of common stock at a price per share of $4 for maximum aggregate proceeds of $107,000. The price per share is based on a pre-money valuation for the Company of $25,904,060. We have not conducted a third party valuation of the Company. The valuation and the related price of the shares reflects the opinion of the Company as to what would be fair market value. The Company's fair market value was calculated applying the DCF and Terminal Value methodologies to the internal business plan. The Company's financial projections are only an estimate. Shares of common stock in this offering are sold at 82% discount on the calculated fair market value.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

- Angelo D'anzi, 50.96% ownership, Common Stock
- Carlo Brovero, 23.16% ownership, Common Stock

Classes of securities

- Common Stock: 6,476,015

CAPITAL STRUCTURE AND OWNERSHIP; RIGHTS OF THE SECURITIES

Capital Structure and Ownership

The Company is authorized to issue 10,000,000 shares of common stock, $0.00001 par value per share, of which 6,476,015 shares were issued as of November 27th, 2017. The Company's founders collectively own 92.6% of the outstanding shares and voting power:

Stockholder	Shares
Angelo D'Anzi	3,300,000

Carlo Brovero	1,500,000
Maurizio Tappi	300,000
Gianluca Piraccini	300,000
Gabriele Colombo	300,000

Common Stock

The Company is currently authorized to issue only common stock. The company is offering up to 26,750 Shares of common stock shares of common stock in this Offering.

Dividend Rights

Holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by the board of directors out of legally available funds. We have never declared or paid cash dividends on any of our capital stock and the ability to pay dividends will depend on our future financial performance.

Voting Rights

Holders of our common stock are entitled to vote on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of our liquidation, dissolution, or winding up, holders of the common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then outstanding shares of non-voting stock.

Rights and Preferences

The rights, preferences and privileges of the holders of the Company's common stock are subject to and may be adversely affected by, the rights of the holders of shares of any classes of preferred stock that we may designate in the future.

What it means to be a Minority Holder

What it Means to be a Minority Holder

As of the date of this Offering Memorandum and after giving effect to the shares being offered in this Offering (even assuming the maximum 26,750 shares of common stock are sold in the Offering), ownership and voting control are and will be concentrated in our four founders. As a result, these few people have the ability to make all major decisions regarding the company. Investors will hold minority interests in the company and the founders will still control the company. In that case, as a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the Company or of assets of the Company or transactions with related parties.

Dilution

Dilution

Your percentage interest in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments, such as convertible notes, preferred shares or warrants, into common stock.

If the company decides to issue more shares, an investor could also experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more

shares in a "down round," meaning at a lower valuation than in earlier offerings. This type of dilution might also happen upon conversion of convertible notes into shares. Typically,

the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

FINANCIAL STATEMENTS AND FINANCIAL CONDITION; MATERIAL INDEBTEDNESS

Financial Statements

Our financial statements can be found attached to this document. The financial review covers the period ending in 2017-10-31.

Financial Condition

Results of Operation

Since our incorporation on January 3rd, 2017, we have primarily engaged in three activities:

- the completion of our R&D that resulted in the filing of our four USPTO patent applications on March 27th, 2017;
- the construction of our prototype, embedding our proprietary innovation, for independent third-party validation at the Advance Energy Research &

Technology Centre at Stony Brook University in NY State;

- the participation to national accelerators and competition. In 2017, StorEn was finalist at the 12th Columbia University Energy Symposium in New York City, the 76West Competition by the New York State Energy Research and Development Authority (NYSERDA) and CleantechOpen, the leading cleantech accelerator program in the US.

StorEn have not yet generated any revenues and do not anticipate doing so until we have completed the industrialization and commenced manufacturing of our vanadium flow batteries. We anticipate commencing delivering in the last quarter 2019. Based on our forecast, with the liquidity of the anticipated full raise amount, we anticipate that we can operate the business for six months without revenue generation.

Total operating expenses for the ten months ended October 31st, 2017 were $ 96,891.82. Administrative and Legal costs related to the incorporation of the company and Intellectual Property were respectively $ $30,328.19 and $7,020.75. Travelling and Accommodation expenses that totaled $37,991.09. Material costs related to the assembly of our prototype totaled $ 14,767.53. The rent paid in the period to the CEBIP incubator at Stony Brook University was $3,800.

It must be reminded that R&D activities related to the development of the Company's Intellectual Property and current battery prototype commenced long before the Company was incorporated. These costs were borne by the Founders personally, and are not accounted for in the Company accounts. These costs will not be reclaimed by the Founders at a future date.

Financial Milestones

The Company is investing in the continued development of its vanadium flow batteries and our brand and is generating sizeable net income losses as a result. Management currently forecasts 2017, 2018 and 2019 revenue of $0 million, $0,05 million and $4,9 million, respectively, and believes we will generate positive net income beginning in 2019. We anticipate that production will be commenced by future capital raises and possible debt to support inventory. Once into revenue, we project that we will invest heavily in variations on our base technologies.

Revenue in 2018 will come primarily from State and National funding and the participation to technology and research programs. In 2018, we shall continue to invest to industrialize our battery. The industrialization phase involves finalizing processes leading to volume manufacturing of strategic components at reduced costs.

In 2018, StorEn will build a small batch of batteries and will partner with potential prospects selected via our Customer Discovery Program. This Demonstration Program will help gain recognition for our technology.

In 2019, we shall start manufacturing and marketing our commercial-grade batteries. Revenues are expected to grow thanks to the industrial relations built during our Demonstration Program.

Liquidity and Capital Resources

We are seeking to raise $107,000 (target amount) and up to $1,070,000 (over-allotment amount) through Regulation Crowdfunding. If we manage to raise our over-allotment amount, we believe the amount will last us 12 months and plan to use the net proceeds of approximately $950,000 over the course of that time. We estimate to spend approximately $650,000 to characterize and industrialize our batteries, $75,000 in marketing activities to promote the company's brand and products, $45,000 in professional fees and the remainder in scaling-up the organization.

We are currently generating operating losses and require the continued infusion of new capital to continue business operations. If we are successful in this Offering, we will likely seek to continue to raise capital under crowdfunding offerings, equity or debt issuances, or any other methods available to the Company. Should the round close quickly we anticipate we will accelerate research and development spending as we seek to raise future rounds of funding more quickly.

Indebtedness

The Company does not have any material indebtedness.

Recent offerings of securities

None

Valuation

$25,904,060.00

We have not conducted a third party valuation of the Company. The valuation and the related price of the shares reflects the opinion of the Company as to what would be fair market value.

USE OF PROCEEDS

	Offering Amount Sold	**Offering Amount Sold**
Total Proceeds:	$10,000	$107,000
less:		
Offering Expenses	$4,354	$4,354
StartEngine Fees (6% total fee)	$600	$6,420
Industrialization/production	$0	$68,000

Marketing	$0	$18,800
Working Capital	$1,046	$1,426
Professional Fees	$4,000	$8,000
Total Use of Proceeds	$10,000	$107,000

We are seeking to raise $107,000 (target amount) and up to $1,070,000 (over-allotment amount) through Regulation Crowdfunding. If we manage to raise our over-allotment amount, we believe the amount will last us twelve months and plan to use the net proceeds of approximately $950,000 to complete the industrialization of our battery, and to be ready for manufacturing.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

REGULATORY INFORMATION

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance failure

The Company has not previously failed to comply with Regulation CF.

Annual Report

We will make annual reports available on our website www.storen.tech on the home page under the tab labeled annual report. The annual reports will be available within 120 days of the end of our fiscal year.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR StorEn Technologies, Inc.

[See attached]

I, CARLO BROVERO, the Chief Executive Officer of StorEn Technologies Inc., hereby certify that the financial statements of StorEn Technologies Inc. and notes thereto for the periods ended January 3rd, 2017 and October 31st, 2017 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2017 the amounts reported on our tax returns were total income of $ nil, taxable income of $ nil and total tax of $ nil.

IN WITNESS WHEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of November 20th, 2017.

Carlo Brovero
Chief Executive Officer
December 1st, 2017

StorEn Technologies Inc.

FINANCIAL STATEMENTS
(UNAUDITED)

Since Inception

StorEn Technologies Inc.
Index to Financial Statements
(unaudited)

StorEn Technologies Inc.
BALANCE SHEETS
Since Inception
(unaudited)

	As at October 31st, 2017
Assets	
Current Assets	
Cash	$29,158.18
Receivables	$14.76
Total Assets	$ 29,172.94
Liquidity and Stockholders' Equity	
Total liabilities	$ nil
Commitments and contingencies	$ nil
Stockholders' Equity:	
Common Stock, par value $0.00001; 10,000,000,000 shares authorized; 6,476,015 shares outstanding as of October 31st, 2017	$64.76
Additional Paid-in Capital	$126,000.00
Accumulated deficit	($ 96,891,82)
Total Stockholders' Equity	$29,158.18
Total liabilities and stockholders' Equity	$ 29,172.94

StorEn Technologies Inc.
STATEMENT OF OPERATIONS
Since Inception126
(unaudited)

Profit and Loss Statement
January 3rd, 2017 – October 31st, 2017

	January 3rd, 2017
Revenues	$ nil
Costs of Goods Sold	$ nil
Ordinary Expense:	
Legal	$7,020.75
Bank charges	$258.57
Travel	$37,991.09
Postage	$18.95
Stationery	$922.84
Administrative	$30,328.19
Incubator - rent	$3,800.00
Advertising	$1,783.90
Materials	$14,767.53
Total Expenses	**$96,891.82**
Net Income	**($96,891.82)**

StorEn Technologies Inc.
STATEMENTS OF STOCKHOLDERS' EQUITY
Since Inception
(unaudited)

Voting Common Stock					
	Shares	**Amount**	**Additional Paid-in Capital**	**Accumulated Deficit**	**Total Stockholders' Equity**
January 3rd, 2017	5,400,000	$54.00			$54.00
Issuance to common stock	1.076.015	$10.76	$126,000.00	$(96,891.82)	$29,118.94
Balance at October 31st, 2017	**6,476,015**	**$64.76**	**$126,000.00**	**$(96,891.82)**	**$29,172.94**

StorEn Technologies Inc.
STATEMENT OF CASH FLOWS
Since Inception
(unaudited)

	January 3rd, 2017 – October 31st, 2017
Operating Activities	
Net Income	$0
Net cash provided by Operating Activities	$0
Financing Activities	
Owner Equity:	$126,050
Net cash provided by Financing Activities	$0
Net cash increase for period	$126,050
Cash at the end of the period	$29,158.18

NOTE 1 – NATURE OF OPERATIONS

StorEn technologies Inc. was formed on January 3rd, 2017 ("Inception") in the State of Delaware. The financial statements of StorEn Technologies Inc. (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located at the Clean Energy Business Incubation Program at Stony Brook University in Stony Brook, NY.

StorEn Technologies Inc. designs vanadium flow batteries based on proprietary innovation for the stationary storage of energy. StorEn's batteries embed the company's innovation that allow to reduce cost of the batteries by improving performance. StorEn batteries are applicable in a variety of applications, such as residential energy storage, with or without solar panels, commercial real estate, grid and off-grid storage. Additionally, they can serve power back-up applications, e.g., in telecom towers or data centers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of October 31st, 2017. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments

purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition
The Company will recognize revenues from the sale or rental of batteries, as well as public financing coming from State and Federal research and demonstration programs when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Income Taxes
The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and New York state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – R&D & PROTOTYPE

The Company commenced the R&D activities related to the development of the Company's Intellectual Property and current battery prototype long before the Company was incorporated. These costs were borne by the Founders personally, and are not accounted for in the Company accounts. These costs will not be reclaimed by the Founders at a future date.

NOTE 4 – DEBT
The Company is currently debt-free.

NOTE 5 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

The company signed a Binding Memorandum of Understanding, on November 10th 2017, with Australian mining company Multicom Resources Pty Ltd, operating two vanadium mines.
Thanks to this Agreement, StorEn secured the exclusive availability of vanadium for the next ten years with a price cap or at market price, whichever is the lowest. Furthermore, the companies agreed to further strengthen their relationship by issuing a respective call option to acquire an equity interest in each other.

NOTE 6 – STOCKHOLDERS' EQUITY

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock with par value of $0.00001. As of October 31, 2017 the Company had 6,476,015 shares of our common stock issued and outstanding and 3,523,985 shares of our common stock authorized but not issued.

NOTE 7 – RELATED PARTY TRANSACTIONS

On February 1st, 2017, Mr. Angelo D'Anzi, one of the company's founders, loaned the company $9,975. The loan was repaid by the company on October 25th, 2017.

NOTE 8 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after October 31st, 2017 and November 16th, 2017, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

StorEn Technologies Inc. is pending **StartEngine Approval.**



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StorEn Technologies Inc.

Vanadium Flow Batteries - Energy Storage

Small OPO · Stony Brook, NY
Clean Technology
Accepting International Investment

StorEn Technologies
Energy you can depend on

Solar-Charged Batteries Are The Future



StorEn Technology is developing evolutionary vanadium flow batteries. Incubated at the Clean Energy Business Incubator Program (CEBIP) within Stony Brook University in New York, we're building upon strengths of vanadium flow batteries to revolutionize the world of residential and industrial energy suppliers.

Our **batteries are being developed to deliver superior performances at a lower cost, and fulfill market demand for more efficient and cost-effective energy storage.** StorEn takes what vanadium batteries already promise - durability and sturdiness - and use extensive R&D to focus on improving the electrical efficiency of the stack, the energy density of the electrolyte, and the module. Through these processes, we create efficient, powerful, effective products which have led to four US provisional patents and four trademarks so far.

StorEn answers the call for long-lasting, and economical, energy storage.

Invest in StorEn.

Our disruptive patent-pending all-vanadium flow battery technology for energy storage delivers the **lowest cost per cycle in the world,** eight times lower than lithium-ion batteries.

With a battery life of 25 years and over 15K cycles, our batteries support market demand for efficient, durable and cost-effective energy storage, enabling self-consumption of self-produced electricity and the transition towards a carbon-free economy.

The Offering

Investment

$4/share of Common Stock | When you invest you are betting the company's future value will exceed $26M.

This Offering is eligible for the
StartEngine Owners' 10% Bonus.

*For details on the bonus, please see the **Offering Details** below.*

Our mission is to develop innovative, efficient, resilient and cost-effective energy storage. We'll enable the renewable revolution to combat climate change.

Our Batteries

A StorEn battery module will work in synergy with the solar system. During the day, our solar panels capture energy from the sun. This energy charges the battery while simultaneously powering a home, office, or business center. Then, as day turns to night, the battery takes over, providing energy consistently, and maximizing each hour of the day for energizing efficiency.

Independent from its solar storage capabilities, the StorEn battery module can store power from the grid at night when electricity prices are low. By using battery power during peak electricity times, clients can save money on their utility bills. Additionally, in the event of an emergency, our patent pending battery design guarantees continuity to vital devices such as telecommunication, lighting, refrigeration, and heating and ventilation systems. StorEn delivers additional assurance in case of a natural disaster.

Our customers can save money while benefiting the environment.

"Your next home could run on batteries. Solar-powered batteries have the possibility of saving consumers money in the long term."

- Wall Street Journal

Residential



Our home batteries charge using electricity generated from solar panels. When the sun goes down, our battery uses energy it drew throughout the day to power the home through the evening.

Home batteries recharge when electricity rates are low, and use that energy later, when prices spike. Plus, they provide backup electricity supply for added security in the event of an outage.

Our home battery will be cost-effective, easy to install and connect, and will offer households an energy alternative to the utility grid.

Industrial



Our industrial batteries charge using the electrical energy from intermittent power sources like wind and solar.

These will be able to store energy from virtually any source when production exceeds consumption, and excess energy is generated.

When production falls below consumption, our ideal industrial battery will reduce power waste by using energy it's already stored.

Telecom-Data Centers



Our Telecom Center Batteries charge from the grid, and are powered with renewable energy in off-grid locations.

This will be a battery for Data Centers that provides a backup electricity supply for added security.

Our ideal battery for Telecom Towers and Da Centers will enable continuity of communication, transmissions, and, data integrity.

Our Product







Our Batteries

- will last for 25 years or 15,000 cycles.
- Target cost per cycle: $0.02
- will maintain 100% capacity over time (unlike lithium).
- have no ghost-effect.
- have no self-discharge.
- will be resilient in case of natural disaster.
- can operate in harsh climates.
- are virtually maintenance-free. (see also: Equilevels)
- have an electrolyte that is reusable in a new battery (an asset).
- are 100% recyclable.



Vanadium Flow Sustainability

- 100% recyclable: electrolyte is reusable in new battery
- NON-pollutant, unlike lithium
- REDUCE mining: no mining of fresh vanadium, unlike lithium
- NON-flammable, unlike lithium
- Green-house gas emissions reduced by 154 metric tons of CO_2 per battery

What Makes StorEn Batteries Different


EVER READY POWER
FOR DECADES OF USE

Vanadium-Flow Batteries: The Energy Storage Breakthrough We've Needed

"... nonflammable, compact, reusable over semi-infinite cycles, discharge 100% of the stored energy and do not degrade for more than 20 years..."

- Forbes
December 13th, 2016

Cost: 52% lower manufacturing cost thanks to the innovative Hi-Power electrodes and our proprietary **MULTIGRIDS**™ distribution

Power: Proprietary technology delivers over +50% in power with the sa amount of raw material

Energy: +35% in energy storage with the same volume

Efficiency: +5% round trip efficiency in harsh climate thanks to our proprietary **THERMASTABLE**™ geothermal design

Viability: Cost comparable to lead acid battery but with 15 times the duration (15K cycles or 25 years). Virtually maintenance-free thanks to our proprietary **RESAFE**™ and **EQUILEVELS**™ technologies

Sustainability: The electrolyte becomes an asset and is 100% reusable a new battery saving 45% of the purchasing cost, and 100% recyclable

Our Proprietary Innovation


Massimo Guarnieri
Professor of Electrical Engineering
at University of Padova

How StorEn Vanadium Flow Batteries Work



We've Got What It Takes

We've got **4 patent-pending applications** protecting innovative concepts

$1.5M invested in our R&D operations to date (funded by the co-founders)

Our proven team is at its **3rd energy start-up** (the last two were huge successes)

StorEn has been a finalist at **three leading national accelerators** in 2017 alone

Our Vanadium Stock Is Rising

MULTICOM
RESOURCES

StorEn has entered into a supply chain deal with Multicom Resources, an Australian mining company. **Multicom is the owner of two vanadium mines.**

Through this exciting arrangement, StorEn has secured the exclusive availability of vanadium for the next 10 years with either a price cap or at market price, whichever is the lowest. Additionally, the two companies have issued a respective call option to acquire a minority equity interest in each other, solidifying our relationship.

Our Partnerships

TORAY
Innovation by Chemistry
Toray Industries Inc.

Development program for carbon components for Vanadium Flow Batteries.
Toray Industries is a leading Japanese multinational chemical group of companies. Toray operates in 26 countries and has a total of over 46,000 employees.

Chemours
DUPONT

Development program for Vanadium Flow Batteries membranes
Chemours is a company of the Dupont Group of companies

ENVIRONMENT PARK
Environment Park Torino

Testing program in cooperation with the team at the Environment and Science Park

Rensselaer
Rensselaer Polytechnic Institute
Testing of innovative membranes in cooperation with the Chulsung Bae Research Group.
Founded in 1824 in Troy NY, RPI, is a leading private university and research institution.

Università degli Studi di Padova
The University of Padova

R&D program with the Guarnieri Research Group.
Founded in 1222, is the world fifth-oldest surviving university in the world. 2016 ranked the best Italian university with over 40,000 students

UIC
UNIVERSITY OF ILLINOIS AT CHICAGO
University of Illinois at Chicago

Testing of innovative membranes in cooperation with the Sangil Kim Research Group.
UIC is a state-funded public research-intensive university located in Chicago, Illinois, United States.

Solar-Plus-Storage Systems Are the Future of Energy

The New Powerhouse

- Solar is quickly becoming a major source of energy all over the world and we now have the ability to harness the power of the sun for our daily lives
- Clean renewable energy now powers more than 1M homes in the US
- The SunShot study predicts this number could grow to as many as 4M homes by 2020
- 79% of all US rooftops are solar-viable
- Net-metering is being phased out
- The domestic energy storage market is booming

Source: McKinsey and Company
Source: Energy Storage News
Source: NY Best


28-Fold Growth
in the next 10 years...
56 Billion
2 Billion
2017
2026
Source: Navigant Research (May 9, 2017)

"Affordable energy storage as the missing link between intermittent renewable power, such as solar and wind, and 24/7 reliability"

McKinsey & Company
August 2016

"The market for energy storage in the United States could reach $2.5 billion by 2020—six times as much as in 2015."

McKinsey&Company

"In less than 10 years, to 2026, distributed solar-plus-storage systems worldwide will be worth more than US$49.1 billion."

NAVIGANT FORWARD-THINKING

"Energy storage capacity will increase 40-fold in developing countries over the next 8-9 years; growing to 80GW from 2016's 2GW capacity."

WORLD BANK GROUP

Accolades

Columbia University Energy Symposium

Finalist at 12th Columbia University Energy Symposium in New York City

New York State of Opportunity | 76West 2017 Finalist

Finalist at the 76West Competition by the New York State Energy Research and Development Authority (NYSERDA)

Clean Tech Open 2017 Finalist

Finalist at Cleantech Open, the leading cleantech accelerator program in the US

More About Vanadium Flow Batteries

Lithium Batteries vs. Vanadium Flow Batteries

While the initial price point of lithium batteries might be enticing, **vanadium flow batteries last longer and cost less over their lifetime.** Lithium-ion batteries lose some of their original capacity over time. This decay in capacity can be in excess of 50% after only 3 years. Additionally, the safety of lithium-based batteries attracted much media coverage as they can catch fire and sometimes explode.

Tesla's Lithium Powerwall™Battery

- Delivers 13.5kWh energy and comes with a 10-year warranty
- Cost per kWh: $459 ($6.2K ÷ 13.5)

StorEn's Vanadium Flow Batteries

- StorEn lifetime is 25 years without any decay
- StorEn Cost per kWh already comparable, despite lithium batteries being already manufactured in large volumes



Vanadium Batteries Are The Clear Winner

"Lithium-ion batteries... are no match for VRFBs, which have longer lifetimes, can be scaled up more easily, and can operate day-in / day-out, with no significant performance loss for 20 years or more."

Institute of Electrical and Electronic Engineers
October 26th, 2017

IEEE SPECTRUM

Although the vanadium flow battery (VFB) technology has been around for some time and boasts strong fundamentals, demonstrated by a number of installations in several countries worldwide, we believe there is still massive room for technological advancement and improvement.

StorEn creative efforts focus on increasing power and energy density well above the current state-of-the-art technologies. These efforts resulted in patent-pending innovations developed in fluid dynamics of the stack, electrolyte molarity and battery design.

StorEn batteries deliver a **reduction of 50% in the cost** of the power si of the battery, an **increase of 25% in battery capacity** and longer service intervals with improved reliability to exceed a 20-year operative life. We deliver the lowest Total Cost of Ownership (TCOs) possible today.

The Clean Energy Business Incubator Program

The Clean Energy Business Incubator Program (CEBIP) at Stony Brook University is the leading clean-tech incubator in New York State providing assistance and resources for selected developers of disruptive renewable and clean-energy technologies. By mentoring entrepreneurs, CEBIP helps establish successful enterprises by bringing their technologies to market. CEBIP is supported by the New York State Energy Research and Development Authority (NYSERDA) and will continuously work towards the development of a successful clean energy economy, with the ultimate goal of creating ne jobs and making a strong economic impact in New York. CEBIP works in symbiosis with the Advanced Energy Research & Technology Center (AERTC) at Stony Brook University, an internationally recognized research institution focusing on energy and energy storage.







Our Team

The StorEn's team is made up of experienced engineers, entrepreneurs and scientists. Each individual on our team is dedicated to our mission of developing innovative, efficient, resilient and cost-effective energy storage

Entrepreneurship

- The Team is at their third energy start-up, with two successful exits to listed stock exchange corporate buyers.

Creativity and Innovation

- Patents in Fuel Cells, cogeneration, and energy storage

A Shared History

- Our Tech Team worked together for over 20 years

Our team is full of entrepreneurs and scientists who are focused on launching a successful business, while simultaneously making the world a cleaner and better place for future generations

---

A Final Note from StorEn's Co-Founder



To Our Prospective Investors,

We started StorEn Technologies to develop clean technologies for efficient and cost-effective energy storage able to support the reduction of our planet's global warming. We wanted to build a successful business while contributing to a superior cause we and so many people feel passionate about.

As the world is moving away from fossil fuels and into the age of electricity, **we are confident to have developed a storage technology that can support this transformation by enabling electricity generation from renewable sources**, like the sun and the wind.

We envision that one day our batteries will power your home, coupled to solar panels, storing clean energy and saving you money.

It is gratifying imagining that our battery will bring electrification to off-grid communities, such as the ones in developing countries.

Even though we know we are working on a ground-breaking technology, we could not anticipate the degree of support we are receiving. **Since the start of our activities in the United States, we have been overwhelmed by the extent of the cooperation from the scientific and business communities, as well as the encouragement from the public.**

We decided to let the wider community own a piece of our technology startup and therefore invite you to support us. As an investor and supporter, you will be at the cutting edge of an innovative project. **Together we can make StorEn a success and reap the reward of our success, while accomplishing an incredible mission.**

Join us, and support StorEn!

Yours sincerely,

Carlo Brovero
Co-Founder and CEO
StorEn Technologies Inc.

2005



Development Begins

Vanadium flow battery project begins

2011

Generation 1 is Tested

The first generation of Vanadium Flow batteries are tested at Loccioni Group.

2013

Proxhima is Founded

Development begins on Generation 2.

2015

Generation 2 is sold

Proxhima is sold to Gala S.p.A.

2016

Acceptance into the CEBIP

StorEn is accepted into the Clean Energy Business Incubator Program at Stony Brook University, NY.

January 2017

StorEn is Incorporated

Our technical team develops Generation 3 of this ground-breaking battery.

March 2017

The Patent and Trademark Process Begins

Four US provisional patent applications and four trademarks are filed.

June 2017

2017 Global Energy Conference Panelist

StorEn is a panelist at the 2017 Global Energy Conference by Credit Suisse Investment Banking in London.

January 2018

StorEn launches their crowdfunding campaign on StartEngine!

We embark on our goal to raise capital!

In the Press

SHOW MORE

Meet the Founders



Carlo Brovero

Founder, CEO, & Director

Carlo started his corporate finance career in 1991 at County Natwest in London, the merchant banking division of the National Westminster Bank. In 1996, Carlo opened the Milan office of Market Capital Corporation, a London-based corporate finance boutique, and was a Director at Accretive International. From March 2013 - May 2015, Carlo was a Board Advisor for Proxhima, and was the International sales & marketing director at iVIs Technologies until November 2016. In January of 2017, Carlo co- founded StorEn Technologies. Carlo structured several M&As and IPOs on four different European Stock Exchanges, such as the IPO of GoAdv (now Populis) on NYSE Alternext, a market of NYSE Euronext in Paris . Carlo holds an MBA degree from Aston University in Birmingham, UK, and being passionate about soccer, an MBA in Football Industries from Liverpool University, UK.



Angelo D'Anzi

Founder, CTO, & Director

Angelo was the CEO and CTO of Arcotronics Fuel Cells, a division of Arcotronics Nissei now Kemet (NYSE: KEM), subsequently acquired by Morphic AB, a group of companies listed on the Stockholm Stock Exchange, Angelo was retained by Morphic Fuel Cells as CEO. In 2013, Angelo founded Proxhima, a vanadium flow battery company, sold to the Gala Group in 2015 (a utility listed on the Milan Stock Exchange). In 2017, Angelo co-founded StorEn Technologies. Angelo holds 14 WIPO patents in VFBs, Fuel Cells and cogeneration. He received the 2003 Sapio Award in the Energy and Transportation category with a paper titled "Technological Transfer between Research Institutions and Private Companies in the Polymer Electrolyte Fuel Cell Technology". Angelo holds a MBA degree from the LUISS Business School in Rome.

And the Rest of the Team



Gabriele Colombo

Secretary

Gabriele holds a Honors Degree in Computer Engineering (University of Pisa) and a II Level Master Degree in Business Leadership (University of Genova). Since 2011, Gabriele has been the Head of Line of Business at Leonardo Aerospace s.p.a. In 2013, Gabriele was one of the founder, with Angelo, of Proxhima (a vanadium flow battery company).



Eugene Kizhnerman

Advisor

Eugene gained his M.Sc.Ch.E. (Honors) in Electrochemical Technologies in 1987. Eugene is a Chemical Engineer with over 28 years of experience in various industries and flow batteries, having held several positions for corporation like Imergy Power Systems and VRB Power Systems.



Dr. Philip Palmedo

Advisor

Dr Palmedo had careers in physics, entrepreneurship and management. He received his Ph.D. degrees from MIT. His work as a physicist was carried out at the French nuclear laboratory at Saclay, and at Brookhaven National Laboratory. Dr. Palmedo designed and was the first President of the Long Island Research Institute formed by Brookhaven National Laboratory, Cold Spring Harbor Laboratory, and Stony Brook University to facilitate the commercialization of technologies. He currently serves on the board of the Simons Center for Geometry and Physics as well as the Advisory Board of the Clean Energy Business Incubator Program (CEBIP) at Stony Brook University (StorEn is a CEBIP Client), and is an advisor to several early-stage private companies.



Dr. Alan Rae

Scientific Advisor

Dr. Rae has worked in electronics, ceramics, nanotechnology and "clean tech" for over 30 years in the USA and UK, and is an Executive Director of IncubatorWorks . He is a founder member of the Graphene Stakeholders' Association and an Entrepreneur in Residence with NYSERDA, and is on the advisory committees for NYSIVC, the Center for High Rate Nanomanufacturing, the NYS Center of Excellence in Materials Informatics in Buffalo NY and chairs the Advisory Board for the Center for Advanced Ceramic Technology at Alfred University



Professor Massimo Guarnieri

Scientific Advisor

Massimo developed a keen interest in fuel cells, flow batteries and is an international expert in energy storage. He has been a visiting researcher at the laboratories at UKAEA in Culham (UK) and General Dynamics in San Diego (USA). He authored over 200 scientific publications, mostly peer-reviewed international journal papers and conference proceedings, including over thirty books.



Professor Emeritus Roberto Marassi

Scientific Advisor

Professor Marassi authored over 180 publications in activated carbon power electrodes, polymer electrolyte fuel cells, composite catalysts for fuel cells, graphene electrodes for lithium ion batteries, sodium ion batteries, Li-ion super capacitors, etc. Professor Marassi is an esteemed member of the international scientific community and an expert in batteries, fuel cells and energy storage technologies.

Offering Summary

Maximum 26,750* shares of common stock ($107,000)

Maximum subject to adjustment for bonus shares. See **10% Bonus below*

Minimum 2,500 shares of common stock ($10,000)

Company	StorEn Technologies, Inc.
Corporate Address	25 Health Sciences Drive Stony Brook, NY 11790
Description of Business	StorEn Technologies, Inc., a Delaware corporation formed in January 2017, is developing innovative vanadium flow batteries for large-scale energy storage, currently targeting residential, industrial, telecommunications and data center customers.
Type of Security Offered	The investment instrument is Common Stock.
Purchase Price of Security Offered	$4.00 per Share.
Minimum Investment Amount (per investor)	$400 per investor (100 Shares)

The 10% Bonus for StartEngine Shareholders

StoreEn Technologies, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders (with ≥ $1,000 invested in the StartEngine Reg A+ campaign) within 24 hours of this offering going live.

StartEngine shareholders who have invested $1,000+ in the StartEngine Reg A+ campaign will receive a 10% bonus on this offering **within a 24-hour window of their campaign launch date.** This means you will receive a bonus for any shares you purchase. For example, if you buy 25 shares of Common Stock at $4.00 / share, you will receive 2 Common Stock bonus shares, meaning you'll own 27 shares for $100. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Investment opportunities posted and accessible through the site are of three types

1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or
1.Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. No broker-dealer, funding portal or
investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 2. Regulation D offerings (506(c)), which are offered only to accredited investors. No broker-dealer, funding portal, or investment adviser is involved in these offerings. These offerings are made through StartEngine Crowdfunding, Inc. 3. Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks. You can learn more in our Learn section.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation of offerings are not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

VIDEO TRANSCRIPT (Exhibit D)

Video One - Introduction

Hello my name is Jonathan

I am going to guide you on the discovery of StorEn's evolutionary patent-pending Vanadium Flow Batteries for energy storage.

With our batteries, StorEn strives to support electricity generation from renewables, leaving a better environment for the future generations!

StorEn brings evolution to a proven technology and a unique innovative design philosophy. Our proprietary technology allows for large-scale manufacturing and reduced unit costs. That is why StorEn call their batteries, like this one next to me, Energy Modules

Welcome to the discovery of StorEn!

Hello my name is Carlo Brovero, I am the CEO of StorEn. Our company is incubated at CEBIP at Stony Brook University in New York.

The vanadium flow technology is the most promising technology for stationary energy storage.

We are launching a turn-key solution for your home, based on our innovative, durable and cost-effective battery plus an inverter and PV panels

This way you can achieve energy independence, save money on your electricity bills or go off-grid if you so desire.

Welcome to the StorEn innovation!

Animation:

The StorEn Kit is composed of photo-voltaic panels, an inverter and an innovative StorEn energy storage module, with the lowest cost per cycle in the world, six times less than lithium ion batteries.

In fact, the cost of 3,000 cycles with lithium is $390, while StorEn is only $60.

Energy produced during the day will supply clean energy to your home and will keep the battery fully charged. At night, the energy stored in your 25kWh StorEn Energy Module will guarantee continuity to all your home comforts reducing your impact on climate change.

The cost-effective 25 kWh StorEn energy module will be available in a cylindrical version for underground installation outside your home, as well as in an indoor version in a rectangular form.

Installing your energy module underground will guarantee power continuity in natural disaster such as tornadoes, helping to save human lives.

We often hear about lithium ion batteries for domestic energy storage, such as the Tesla

Powerwall. Tesla offers a 10-year warranty because lithium ion batteries experience a rapid decrease in capacity that can be as much as 50% in five years.

However with StorEn Energy Modules you can enjoy twice the energy at 50% of the cost, and rely on 100% of the capacity, consistently for over 20 years.

Furthermore, StorEn energy modules are safe, non-flammable and non-explosive, you won't have a fire hazard in your home.

The StorEn technology is also ideal for commercial industries such as telecom tower power backup and data center.

StorEn can make efficient, dependable, financially-viable energy storage and power back-up a reality!

Despite being a young company, we have received important recognition from our industry. We graduated from the CleantechOpen accelerator, and were Finalists at the NYSERDA's 76West Competition.

StorEn's first generation of energy modules is now designed, and the validation phase of our prototype is ongoing.

We look forward to bringing our energy module kits to your homes, join the energy revolution today and support StorEn!

<u>Video Two – How It Works</u>

The StorEn vanadium flow battery is the most durable battery technology in the world with a proven lifetime of 20 year and a useful life of over 15,000 charging and discharging at 100% depth-of-discharge.

In a vanadium flow battery we find two tanks of electrolyte solution, one positive and one negative with a charging/discharging cell stack between them. Two pumps make the negative electrolyte and the positive electrolyte flow through the stack, where a thin proton exchange membrane prevents the two electrolytes from mixing together.

When the battery is discharging providing power, the positive electrolytes are reduced releasing one electron, this way the negative electrolyte oxidizes. While charging, the opposite process takes place.

In a StorEn vanadium flow battery, energy can be stored for an indefinite period of time with no self-discharge or ghost effect.

<u>Video Three – The innovation</u>

Hi my name is Massimo Guarnieri, I am full Professor of Electrical Engineering at the University of Padova, and here we are at the laboratory of energy storage. I am very pleased to introduce Angelo D'Anzi.

Hello my name is Angelo, I am the CTO of StorEn Technologies. My technical team and I have a long experience, we launched two start-ups, both divested to listed corporations.

In cooperation with Padova University, we have developed a disruptive technology based on electrochemical engineering innovation allowing us to cut 50% of the production costs. The great breakthrough is our innovative hi-power electrode made with nano-materials and personalization process. With this innovation, we have doubled the power density running at low pressure.

To support the electrochemical activity of the hi-power electrode, we invented a multipoint flow distributor. This distributor consists in this grid with the inlet and outlet holes close to each other, this is the inlet and this is the outlet. This way the electrolyte flow is forming a very short path to supply reactants homogeneously, avoiding overcharging. This means high efficiency.

An additional innovation is a leak barrier protection composed of this small groove. This groove is a chamber at atmospheric pressure making sure that all potential leakages coming from the active area, before going out, are collected and by this hole and drained back thus eliminating the cost of periodic inspections.

We also developed a geothermic underground design to deliver thermal stability. This may avoid the energy expenditure of the thermal conditioning of the battery. This means higher efficiency and its benefits are particularly appreciated in harsh climates.

In StorEn the IP strategy related to electrodes, chemistry, software control, algorithms and the electrolyte formulation have been kept strategically as industrial secrets.

Welcome to StorEn Technologies!

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 6-8% (six to eight percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, and the minimum offering period of 21 days has been met, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $1.07M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the lesser of their annual income or net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is less, but their investments cannot exceed $107,000.